Erin E. Martin

Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

October 19, 2018

Re:	REITless Impact Income Strategies LLC

Amendment No. 1 to

Offering Statement on Form 1-A

Filed October 10, 2018

File No. 024-10891

Dear Ms. Martin:

We acknowledge receipt of the Staff’s comment on October 19, 2018 regarding Amendment No. 1 to the Offering Statement of REITless Impact Income Strategies LLC (the “Company”), which we have set out below, together with our response.

1. We note that you have included a waiver of jury trial provision in your subscription agreement and provided disclosure regarding its impact in risk factor disclosure on page 51. Please also clarify whether purchasers of interests in a secondary transaction would be subject to jury trial waiver provision. Please also affirmatively state in both the offering circular and subscription agreement that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

The Company has revised the Offering Circular and the subscription agreement as requested by the Staff.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	James P. Dowd

REITless Impact Income Strategies LLC